SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, January 31st, 2006.

To
The Board of Directors of
TIM CELULAR S.A.
Av. Giovani Gronchi, 7143
São Paulo, SP – CEP 05724-006

Dear Sirs:

Banco ABN AMRO Real S.A. ("ABN AMRO") has been retained by TIM CELULAR S.A. (“TIM CELULAR”) to (i) render independent financial-economic valuations (the “Valuations”) of TIM CELULAR and TIM Participações S.A. ("TIMPART", and together with TIM CELULAR, the “Companies”), in connection with the incorporation of the total shares of TIM CELULAR by TIMPART, pursuant to article 252 and other applicable provisions of Law 6.404/76, as amended, and Resolution nº. 319/99 of the Brazilian Securities and Exchange Commission - CVM, as amended (the “Transaction”), and (ii) express to TIM CELULAR its views as to whether the exchange ratio between the shares of the Companies to be proposed by the Board of Directors of TIM CELULAR in connection with the Transaction, following the Board of Directors’ Meeting held on this date, shall be included within the valuation ranges (“range”) as indicated in ABN AMRO’s Valuations.

This letter and the valuations are intellectual property of ABN AMRO and were prepared by ABN AMRO, exclusively for the use and benefit of TIM CELULAR’s management and only for the purpose of the Transaction. The Valuations should not be used by third parties or for any other purpose and shall not be published, disclosed, distributed, reproduced or used for any other purpose without the prior written consent of ABN AMRO, except for the disclosure of the Valuations, in their full text, by TIM CELULAR for the purposes of the Transaction and only in order to meet legal and regulatory applicable requirements.

This letter does not intend to confer or grant any rights or remedies to any employee, creditor or shareholder or any other stakeholder of the Companies or third parties. Furthermore, TIM CELULAR did not request ABN AMRO to express its views, nor this letter expressed any views, as to the reasonability of any right or claim of any holder of securities of the Companies, their creditors or any other Companies’ interested parties.

ABN AMRO did not make and does not make any recommendation, neither does it explicitly or implicitly express any opinion regarding the definition of the exchange ratio of the shares issued by TIM CELULAR in connection with the Transaction, which will be determined in the Board of Directors Meetings of TIM CELULAR and TIMPART held in January 31, 2006 and submitted for the approval of the shareholders of the Companies in Shareholders’ Meetings. Additionally, ABN AMRO did not make and does not make any recommendation regarding the structure of the Transaction, of the specific amount involved, the contractual terms or any other aspects related to the Transaction, nor did it participate in the negotiation of the Transaction.

This letter is based on the Valuations of the Companies, dated January 23, 2006, which aimed to estimate the range of the financial-economic valuations of the Companies.

The reference date used for the Valuations is December 31, 2005. The methodology adopted by ABN AMRO for the Valuations was the discounted cash flow, considering (i) the existence of business plans for the Companies, TIM CELULAR’s subsidiary Maxitel S.A. (“Maxitel”), and TIMPART’s subsidiaries, TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., (“TIMPART’s subsidiaries”) for the next 10 years, which were prepared and approved by their respective management and furnished to ABN AMRO by TIM CELULAR; (ii) the possibility of analysis and review of these business plans together with TIM CELULAR’s management; and (iii) limited number of comparable transactions. In accordance with the instructions of TIM CELULAR, its subsidiary BLAH! Sociedade Anônima de Serviços e Comércio was not considered for the purposes of the Valuations, as it will be discontinued. Also as instructed by TIM CELULAR, its subsidiary CRC – Centro de Relacionamento com o Cliente Ltda. was not considered for the purposes of the Valuations, since its revenues, costs and expenses are only incurred in transactions with related companies, which were already included in the analysis.

The Companies, Maxitel and TIMPART’s subsidiaries were valued on a stand alone basis ("stand alone") and, therefore, the results of the Valuations and the views expressed in this letter do not include operational, tax or any other losses or gains, nor any synergies, which may result from the Transaction, nor costs arising out of or relating to the Transaction.

The rendering of financial-economic valuations is a complex process that involves subjective judgments and is not suitable for partial analyses or summarized descriptions. ABN AMRO did not place special emphasis on any specific factors considered in the Valuations, but rather performed a qualitative assessment of the importance and relevance of all factors considered therein. In this context, the Valuations should be considered as a whole and the review of selected portions, summaries or specific aspects of the Valuations, without acknowledging and analyzing the Valuations as a whole, may result in a misleading and incomplete understanding of the analyses and the conclusions of the Valuations.

In order to render the Valuations, ABN AMRO relied on information furnished exclusively by TIM CELULAR, available until January 15, 2006, except when otherwise stated. In the Valuations, ABN AMRO relied on (i) the assumptions, estimates and projections prepared and approved by the management of the Companies, Maxitel and TIMPART’s subsidiaries, which were discussed with TIM CELULAR’s management;

(ii) public information, including the Companies, Maxitel and TIMPART’s subsidiaries financial statements for the fiscal years ended on December 31, 2003 and 2004, audited by Ernst & Young Auditores Independentes S.S. (“Ernst & Young” or the “Auditors”); (iii) the minutes of the Companies, Maxitel and TIMPART’s subsidiaries financial statements for the fiscal year ended on December 31, 2005, dated January 18, 2006, audited by the Auditors and subject only to the approval of their respective Board of Directors, delivered to ABN AMRO by TIM CELULAR on January 20, 2006; (iv) in order to calculate the equity value ("equity value"), the cash balance and cash equivalents, financial investments, loans and financing, hedges, dividends, interest on equity (“juros sobre capital próprio”) and provisions for contingencies (net of judicial deposits), of the Companies, Maxitel and TIMPART’s subsidiaries, as of December 31, 2005 ("Net Debt"); and (v) the number, type and class of shares, share options, subscription bonuses and any other security that may change the number of shares of the Companies, Maxitel and TIMPART’s subsidiaries (together, the "Information").

The demographic, macroeconomic, regulatory and Brazilian telecommunication sector information mentioned in the Valuations were based, among others, on recognized public sources which are considered reliable (professional associations, governmental agencies and specialized publications), such as the Brazilian Institute of Geography and Statistics (IBGE), the National Telecommunications Regulatory Agency (ANATEL), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), Bloomberg, Global Investment Return Yearbook 2005 (ABN AMRO and London Business School) and ABN AMRO’s Economic Department.

As informed by TIM CELULAR’s management, (i) we adopted the assumption that the financial projections furnished to us reflect the best estimates at the time they were made available, as well as the best judgment of the management of the Companies, Maxitel and TIMPART’s subsidiaries, regarding the expected future performance of the Companies, Maxitel and TIMPART’s subsidiaries and (ii) the estimates and projections that were furnished to ABN AMRO or discussed between ABN AMRO and TIM CELULAR’s management, especially those whose occurrence depend on future and uncertain events (including projections of revenues, expenses, investments, operational profit or net profit) were based on the best judgment of TIM CELULAR’s management.

The estimates and projections contained in the Valuations are inherently subject to uncertainties and several events or factors that are beyond the control of the Companies, of Maxitel and of TIMPART’s subsidiaries, as well as ABN AMRO’s, especially those whose occurrence depends on future and uncertain events. There can be no assurance that the estimates and projections used in the Valuations will be attained. The actual future results of the Companies may differ significantly from the forecasts in the Valuations. Therefore, ABN AMRO does not assume any responsibility or obligation to indemnify in case the future results are different from the forecasts presented in the Valuations and ABN AMRO does not render any statement or warranty in relation to such estimates and projections. ABN AMRO does not assume any responsibility in relation to the referred estimates and projections, nor on how they were prepared.

ABN AMRO presumes the truth, accuracy and completeness of all the Information, without any independent verification and, therefore, it does not accept any responsibility for the accuracy, truthfulness, integrity, consistency, sufficiency and precision of the Information, including, but not limited to, the financial projections or forecasts of the Companies, Maxitel and TIMPART’s subsidiaries, the assumptions and estimates on which such projections were based, and the information discussed with TIM CELULAR’s management. ABN AMRO did not perform (i) any appraisal of the assets and liabilities (whether or not contingent) of the Companies, Maxitel and TIMPART’s subsidiaries; (ii) any review or audit of the financial statements of the Companies, Maxitel and TIMPART’s subsidiaries and of the Net Debt; (iii) any technical audit of the operations of the Companies, Maxitel and TIMPART’s subsidiaries; (iv) any evaluation of the solvency or fair value of the Companies, Maxitel and TIMPART’s subsidiaries, according to any state or federal legislation related to bankruptcy, insolvency or similar issues, of their subsidiaries, controlled companies and direct and indirect affiliates; or (v) any physical inspection of the properties, plants, or assets of the Companies, Maxitel and TIMPART’s subsidiaries.

ABN AMRO assumes and believes on the accuracy, truthfulness, integrity, consistence, sufficiency and precision of the Information and financial projections that were provided or in any manner made available by TIM CELULAR or discussed with TIM CELULAR’s management. ABN AMRO was informed by TIM CELULAR that (i) Information provided to ABN AMRO or in any manner made available or discussed with ABN AMRO is correct and that all financial projections provided to ABN AMRO or in any manner made available or discussed with ABN AMRO were prepared in a reasonable way, (ii) they reflect the best estimates and evaluations at the time they were made available, and (iii) from the date of delivery of the Information, documents and reports made available until the date hereof, there were no material changes in the businesses, financial condition, assets, liabilities, business prospects, commercial transactions or in the number of shares or options of the Companies, Maxitel and TIMPART’s subsidiaries, controlled companies and affiliates, nor any other significant fact that could modify the Information and financial projections furnished to ABN AMRO or in any manner made available or discussed with ABN AMRO, or make them incorrect or imprecise in any material aspects or that could cause a material effect in the conclusions presented in the Valuations.

ABN AMRO does not make, nor will it make, expressly or implicitly, any representation, statement or warranty in relation to the Information (including the projections or forecasts of the Companies, Maxitel and TIMPART’s subsidiaries, the assumptions and estimates on which those projections and forecasts were based and the information discussed with TIM CELULAR’s management) used on the preparation of the Valuations, neither does it assume any liability or obligation to indemnify any damages related to the content, accuracy, truthfulness, integrity, consistency, sufficiency and precision of that Information, which is the sole and exclusive responsibility of TIM CELULAR. ABN AMRO does not assume any responsibility for any direct or indirect losses or gains not realized eventually resulting from the use of the Valuations or this letter.

ABN AMRO did not render legal, regulatory, tax, accounting or actuarial advisory in connection with the Transaction and, therefore, it does not assume any obligation or responsibility regarding these matters.

ABN AMRO does not express any judgment regarding the distribution of the economic values among the many types and/or classes of shares of the Companies in the Valuations or this letter.

The Valuations and this letter do not constitute a judgment, opinion or recommendation to the management of TIM CELULAR, its shareholders, or any third party (including, but not limited to, TIMPART, the management of TIMPART and the shareholders of TIMPART) as to the advisability and opportunity, or the strategic decision of TIM CELULAR and TIMPART to undertake the Transaction, such matters being the sole responsibility of the management of the Companies. The Valuations and this letter do not constitute any recommendation to the shareholders of TIM CELULAR or the shareholders of TIMPART as to how such shareholders should vote their shares in connection with the Transaction (including their decision as to whether they should exercise their withdrawal rights, if applicable), nor are intended to support any investment decision.

In addition, the appointment of ABN AMRO for purposes of this letter assumes that the exchange ratio between the shares of the Companies will provide equitable treatment to the Companies in case such ratio is included in the range of the Valuation results.

This letter is exclusively based on financial, economic, monetary and market conditions, and in the Information provided to ABN AMRO until January 15, 2006. ABN AMRO shall not be bound, at any time to update, review, correct or restate any information contained in the Valuations or this letter, nor to provide any additional information related to the Valuations or this letter.

Other company and industry valuations prepared by ABN AMRO may use market assumptions different from those used in the Valuations and this letter, in such a way that the research departments ("research") and any other ABN AMRO department or related company may use in their analysis different reports, publications, estimates, projections and methodology, and such analyses, reports and publications may contain results that differ from those described in the Valuations and this letter.

ABN AMRO has rendered, directly or through its related companies, certain financial and investment banking services to the Companies and their controlling shareholders, subsidiaries and affiliates, for which it received compensation, and it shall continue to render such services and may, at any time, render additional services. ABN AMRO is, directly or through its related companies, a relevant creditor of TIM CELULAR and may become at any time a relevant creditor of TIMPART, of the controlling shareholders, subsidiaries and affiliates of the Companies in certain financial transactions, as well as increase or reduce the volume of its financial transactions with such entities. ABN AMRO also acts as the transfer agent and registrar of the shares of TIMPART and therefore, shall perform certain administrative functions in connection with the Transaction.

During its regular course of business, ABN AMRO may trade or hold, directly or through its related companies, on its behalf or on behalf of third parties, securities of the Companies and its controlling shareholders, subsidiaries and affiliates, and, as a consequence thereof, may hold, at any time, long or short positions in these securities.

ABN AMRO shall receive compensation for rendering services in connection with the Valuations and the preparation and submission of this letter, regardless of the completion of the Transaction. The Companies have agreed to indemnify ABN AMRO and its affiliates for certain liabilities which may arise in connection with the Valuations and this letter, and agreed to reimburse ABN AMRO for fees of its legal advisors retained in connection with the preparation of the Valuations and this letter.

In accordance with the discounted cash flow methodology adopted to estimate the valuations of the Companies, as described in the Valuations, the exchange ratios between one share of TIM CELULAR for shares of TIMPART can be summarized as follows:

	Exchange ratios
	Minimum From	Maximum to
Shares of TIMPART for each share of TIM CELULAR	44.3148	49.7307

The Board of Directors of TIM CELULAR, following the meeting held on the date hereof in the city of Rio de Janeiro, State of Rio de Janeiro, has proposed the exchange ratio of 45.8000 shares of TIMPART for each share of TIM CELULAR.

Subject to the qualifications and assumptions above, we understand that since the exchange ratio proposed by the Board of Directors of TIM CELULAR for purposes of the Transaction is within the value ranges indicated in the Valuations, we are of the view that such exchange ratio provides equitable treatment (“tratamento equitativo”) to the Companies.

This letter is governed by the Laws of the Federative Republic of Brazil and should not be governed by or subject to any other jurisdiction. Any claims or disputes arising out of, or in connection with this letter shall be subject to the exclusive jurisdiction of the Courts of the City of São Paulo, State of São Paulo.

Yours faithfully,

_________________________
Banco ABN AMRO Real S.A.

The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 1, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer